Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our report dated June 28, 2010 with respect to the statement of financial condition of Jefferies Commodity Real Return ETF as of May 31, 2010, and the related statements of changes in net assets and cash flows for the period from December 28, 2009 (formation) to May 31, 2010. We also consent to the use of our report dated June 18, 2010 with respect to the consolidated statement of financial condition of Jefferies Commodity Investment Services, LLC and Subsidiaries as of May 31, 2010, and the related consolidated statements of operations, changes in member’s deficit, and cash flows for the period from December 2, 2009 (commencement of operations) to May 31, 2010. In addition, we consent to the reference to our firm under the heading “Experts” in the Prospectus.

/s/ KPMG LLP

New York, New York

June 28, 2010